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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

SUMmedia.com Inc.
(Name of Issuer)
Common
(Title of Class of Securities)

86563W-10-7
(CUSIP Number)

Cheng Man For - Flat F, 21/F, Block 1, City Garden, North Point, Hong Kong
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ..................................

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Clayhill Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 16,000,000 common shares

	8.	Shared Voting Power 1,008,000 common shares ..................................................................................................

	9.	Sole Dispositive Power 16,000,000 common shares

	10.	Shared Dispositive Power 1,008,000...........................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,000,000 common shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) 37.9%

14.
Type of Reporting Person (See Instructions)
......CO....................................................................................................................................................

...............................................................................................................................................................

...............................................................................................................................................................

...............................................................................................................................................................

...............................................................................................................................................................

Item 1.	Security and Issuer
16,000,000 common shares of SUMmedia.com Inc., of Suite #310-750 Terminal Avenue, Vancouver, BC V6A 2M5

Item 2.	Identity and Background

	(a)	Clayhill Limited
	(b)	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands
	(c)	Investment
	(d)	No
	(e)	No
	(f)	N/A

Item 3.	Source and Amount of Funds or Other Consideration

16,000,000 shares acquired in December 2000 Source of Funds: General Corporate Working Capital Amount = $400,000.00
Item 4.	Purpose of Transaction
The purpose of this acquisition was investment.

Item 5.	Interest in Securities of the Issuer
	(a)	16,000,000 common shares - 37.9%
(b)	Sole power to vote - 16,000,000 common shares

  Shared power to vote - 1,008,000 common shares (previously acquired by a related company)

  Following is the Item 2 Information about the related company:

  (a) e-KONG Services Limited
  (b) 3rd Floor, Jipfa Building, Road Town, Tortola, British Virgin Islands
  (c) Principal Business - Investment
  (d) No
  (e) No
  (f) N/A

	(c)	N/A
	(d)	N/A
	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
N/A

Item 7.	Material to Be Filed as Exhibits
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date March 7, 2002
Signed on behalf of Clayhill Limited by

Signature: /s/Cheng Man For

Name/Title Cheng Man For, Director

The original statement shall be signed by each person on whose behalf the statemen is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)